UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

March 25, 2022

We are writing to you in accordance with the provisions of Article 28 of the Securities Market Law, Unified Text approved by Supreme Decree No. 093-2002-EF and the Regulation of Relevant Information Communication and Reserved Information, approved by Resolution SMV No. 005-2014-SMV/01.

In this regard, and as informed by a Relevant Information Communication dated March 17, 2022, AENZA entered into a Bridge Loan Agreement for up to US$120,000,000 (One Hundred Twenty Million and 00/100 United States Dollars), with a group of financial entities comprised by: (i) Banco BTG Pactual S.A. - Cayman Branch, (ii) Banco Santander Peru S.A., (iii) HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, and (iv) Natixis, New York Branch.

In this regard and in accordance with paragraphs 4.22(a)(iv) and 4.22(d) of the Indenture of Convertible Bonds into Shares of AENZA S.A.A., executed on January 13, 2021 between AENZA, as issuer, and Kallpa Securities Sociedad Agente de Bolsa S.A., as representative of the bondholders, including its amendment addenda; AENZA is obliged to redeem 100% of the Outstanding Nominal Value of the Bonds as a consequence of a Mandatory Redemption for Indebtedness in accordance with the terms of the Notice of Mandatory Redemption attached as Annex 1 to this letter.

Without any other particular, we remain yours.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ DANIEL URBINA PEREZ
Name: Daniel Urbina Perez
Title: Chief Legal Officer
Date: March 25, 2022

ANNEX 1

NOTICE OF MANDATORY REDEMPTION
Issuance of Convertible Notes into Shares of AENZA S.A.A.

We hereby refer to the Convertible Bond Issuance Agreement dated January 13, 2021, as amended (the "Issuance Agreement") under which AENZA S.A.A. issued 89,970 Bonds for a par value of US$ 1,000.00 each. The terms whose first letter is capitalized and which are not defined in this letter, will have the meaning attributed to them in the Indenture.

Pursuant to clause 4.22 of the Indenture, we are required to notify the Noteholders that the Issuer has entered into a loan agreement ("Loan Agreement") under which a loan of US$120 million will be received which constitutes Indebtedness under the Indenture and will trigger the obligation to make a Redemption for Indebtedness. In this regard, we hereby notify the Bondholders that, provided the conditions precedent set forth below are met, the Issuer will redeem all of the Bonds pursuant to Clauses 4.22(a)(iv) and 4.22(d) of the Indenture and in accordance with the terms set forth below:

Mandatory Redemption:	Mandatory Redemption for Indebtedness, as a consequence of a US$120 million loan to be granted to the Issuer.
Bonds subject to Mandatory Redemption for Indebtedness:	The Issuer will redeem 100% of the Outstanding Par Value of the Bonds.
Mandatory Redemption Date and Conversion Date:
The Mandatory Redemption and Conversion Date will take place on the Business Day following the date of disbursement under the Indenture. Unless the Issuer notifies the Bondholders of a different date through the Representative of the Bondholders, the Mandatory Redemption Date and Conversion Date will be March 31, 2022.

Maximum Date for Exercising the Conversion Right:
Bondholders wishing to exercise the conversion right under the Mandatory Redemption for Indebtedness, must send a letter in accordance with the model attached to this notice to the Bondholders' Representative no later than March 30, 2022.
The letter must include the notarized signature of the Bondholders and/or their representatives, and must be sent within the indicated date to the following address and attention:
AENZA S.A.A.
Av. Petit Thouars 4957, Miraflores, Lima 15046, Peru.
Att: Oscar Villanueva Díaz

Conditions Precedent for the Mandatory Redemption by Indebtedness to take place:
The Mandatory Redemption by Indebtedness will take place provided that the Issuer has received by March 30, 2022 irrevocable conversion instructions from Bondholders representing at least US$ 54 million of Nominal Value of the Bonds, including irrevocable conversion instructions that the Issuer has received under any other mode under the Indenture, and the other conditions under the Indenture are met.
In the event the above conditions are not met or the Issuer does not obtain a waiver for them from the lenders under the Indenture, and therefore the Mandatory Redemption by Indebtedness is not carried out, the Mandatory Redemption and the instructions of the Bondholders who have exercised the conversion right as a consequence of the Mandatory Redemption will be rendered ineffective.

Payments of Principal, Interest and Repayment Fee:
The Issuer will pay on the Conversion Date to the Bondholders that have exercised the conversion right (i) the interest accrued since the last Maturity Date and (ii) the Repayment Fee.
Likewise, the Issuer will pay on the Mandatory Redemption Date to the Bondholders who have not exercised the conversion right, (i) 100% of the Outstanding Nominal Value, (ii) the interest accrued since the last Maturity Date, and (iii) the Repayment Commission.